                     Filed by Georgia-Pacific Corporation
             Pursuant to Rule 425 under the Securities Act of 1933
                       Subject Company: Fort James Corp.
                          Commission File No. 1-7911
                        Contact Name:  Richard A. Good

                                                                   July 17, 2000
Headlines:

> Transforming Georgia-Pacific
> The right transaction at the right time
> A catalyst for improved future performance

Strategy:

"Our strategy is to transform Georgia-Pacific by transforming our portfolio of assets," said A.D. "Pete" Correll, chairman and chief executive officer. "Today's actions and future divestitures will create value by sharpening our focus on higher-margin businesses that are closer to the customer. Georgia-Pacific's transformation will improve earnings predictability, strengthen our market position and drive the increased cash flow needed to take our long-standing financial strategy to the next level."

Key Messages:

      [_] This acquisition is well-timed and will combine with additional steps that are reshaping Georgia-Pacific, a process we began with the separation of our timber assets in late 1997 and carried forward last year with the acquisitions of Wisconsin Tissue and Unisource.

      [_] Advancing this operating strategy moves us even further in the direction of the higher value-added segments of our industry. This acquisition -- which is immediately accretive to Georgia-Pacific Group on a cash flow basis, and accretive to our earnings beginning in the second full year -- means higher margins, improved earnings predictability and the increased cash flow needed to continue to pursue our long-standing financial strategy of returning excess cash to shareholders.

      [_] By divesting selected commodity and non-strategic businesses, the transformed Georgia-Pacific will be able to focus on those paper and building products businesses that are valued-added and fit our strategic direction.

      [_] The addition of Fort James creates the world's leading tissue manufacturer. Tissue is a segment in which Georgia-Pacific has demonstrated both operational excellence in manufacturing and logistics and outstanding sales and marketing capabilities. Adding Georgia-Pacific's low-cost manufacturing capabilities to Fort James' strong consumer brands and nationwide marketing will result in greater efficiencies, more vigorous competition in the retail market and broader distribution of commercial products.

      [_] With four acquisitions in the last five years, Georgia-Pacific has a proven track record of successfully integrating acquired businesses and rapidly achieving synergies.

                                      ###

To:       All Georgia-Pacific Consumer Product Employees
          All Georgia-Pacific Brokers

From:     Mike Burandt

Subject:  Proposed Acquisition of Fort James


This morning, Georgia-Pacific announced that a merger agreement has been approved under which G-P would acquire Fort James. We are very excited about this tremendous opportunity for our company and our division. Georgia-Pacific will be able to offer our customers a "total" paper portfolio, increased supply opportunities, focused research and development programs, and an even better delivery of customer service and value. It also provides a wealth of opportunities for our manufacturing, sales, marketing, customer services, support and all other teams to grow and prosper as a part of the world's largest tissue manufacturer.

This proposed transaction is subject to the appropriate government approvals, a process that is expected to take several months. In the meantime, it is important that we adopt a "business as usual" attitude. We need to reassure our customers that all Georgia-Pacific brands will continue to be offered and supported and that there will be no change in the Georgia-Pacific sales force, broker representation or customer service functions.

I'm sure you've noticed from the official announcement (a copy is attached) that G-P also is preparing to divest approximately 250,000 tons of tissue manufacturing capacity for away-from-home products. I know that there are a lot of questions about those initiatives, but at this point we simply have not made any decisions. As we move forward, we plan to be as open as possible with you and to stay ever mindful of the impact those decisions have on all employees.

The exact structure of the new, combined organization has not yet been finalized and cannot be until the regulatory process is finished. Thus, it's important that we not speculate with our customers about what may happen. Also, until the transaction has been finalized, Fort James and Georgia-Pacific are still competitors and, therefore, cannot interact for legal reasons.

We are now in the process of communicating this announcement to all G-P employees, our customers and vendors, government officials and others. Any specific customer inquiries regarding the transaction should be directed to your manager or to John O'Donnell (404-652-8396) or to Kelly Breslin in the Law Department (404-652-4846).

We know this is an uncertain time and that you have many questions. I promise to share information with all of you just as soon as I can. In the meantime, the best thing for Georgia-Pacific, our entire staff and our customers is to stay focused on running our business as best we can and to meeting our customers needs.

To: All Georgia-Pacific Packaged Products Division and Georgia-Pacific Tissue Valued Customers

From:     Michael C. Burandt
          Senior Vice-President, Packaged Products Division

Subject:  Proposed Acquisition of Fort James


This morning, Georgia-Pacific Corporation announced that a merger agreement has been approved which will result in the acquisition of Fort James by Georgia-Pacific. The text of this announcement is attached. Georgia-Pacific is excited about our new opportunity together. Our new organization will provide you greatly increased benefits.

Georgia-Pacific will be able to offer you a "total" paper portfolio, increased supply opportunities, focused research and development programs, and an even better delivery of customer service and value.

This transaction is subject to appropriate government approvals, a process that is projected to take several months. All Georgia-Pacific brands and products will continue to be supported with sales and marketing programs. There will be no immediate changes to the Georgia-Pacific or Georgia-Pacific Tissue sales forces, broker representation, distributors or customer service functions. During this period we will be seeking input from you on what you value and how we best can deliver it. We will make every effort to advise you well in advance of our plans.

The exact structure of the new, combined organization cannot be finalized until the regulatory process has been completed. We will continue to keep you posted as the process moves along and new information becomes available. Until then, please know that Georgia-Pacific and Georgia-Pacific Tissue value your business and will continue to strive to deliver the best service and value in the industry. Do not hesitate to call your sales representative or me with any specific questions that you may have.



Michael C. Burandt

                            Tissue Products Overview

Georgia-Pacific Group Consumer Packaged Products: Quality bath tissues, paper
------------------------------------------------
towels and napkins sold in mass merchandise stores, such as Wal-Mart, K mart and Target, and in large grocery and pharmacy chains.

Brand Names:             Angel Soft(R)       Sparkle(R)         Coronet(R)
                         MD(R)               Delta(R)

Production Capacity:     560,000 tons per year of parent roll capacity directed
                         to consumer tissue and 155,000 tons directed to Georgia-Pacific Tissue L.L.C. Additional 80,000 tons per year under construction for completion in 2000.

Production Facilities:   Bellingham, Wash.   Crossett, Ark.     Palatka, Fla.
                         Plattsburgh, N.Y.

----------

Georgia-Pacific Tissue L.L.C. Commercial Packaged Products:  Full range of
----------------------------------------------------------
tissue products and dispensing systems for quick-service and full-service restaurants, and elder care, lodging, healthcare, office building and education facilities. Joint venture is owned 95 percent by Georgia-Pacific Corp. and 5 percent by Chesapeake Corporation.

Production Capacity:     530,000 tons per year of parent roll capacity directed
                         to commercial tissue, including 155,000 tons from consumer tissue.

Production Facilities:   Bellemont, Ariz.    Brattleboro, Vt.   Chicago, Ill.
                         Crossett, Ark.      Flagstaff, Ariz.   Gary, Ind.
                         Greenwich, N.Y.     LaGrange, Ga.      Menasha, Wis.
                         Neenah, Wis.        Palatka, Fla.      Toluca, Mexico

----------

Fort James Corporation: Paper towels, napkins, bath and facial tissue,
----------------------
disposable plates and cups, commercial foodservice products and office printing and copying papers.

North American

Brand Names:             Quilted Northern    Brawny             Vanity Fair
                         Dixie               Mardi Gras         Soft `N Gentle
                         Green Forest        So-Dri             Preference Ultra

European Brand Names     Lotus               Colhogar           Embo
                         Tenderly            KittenSoft         Delica

Production Capacity:     2.1 million tons (North America); 900,000 tons (Europe)

Production Facilities:   More than 50 manufacturing facilities in the United
                         States, Canada and 10 other countries. Assets include
                         11 of the 12 largest and most efficient tissue machines in the world. Expertise in recycling, with fiber supply uniquely balanced between virgin and recycled.

                             Fort James Acquisition

                          Key Messages / Talking Points

Corporate Strategy

Our strategy is to transform Georgia-Pacific by transforming our portfolio of assets. We will create value by sharpening our focus on higher-margin businesses that are closer to the customer. G-P's transformation will improve earnings predictability, strengthen our market position, and drive the increased cash flow needed to take our long-standing financial strategy to the next level.

Key Messages

[_] This acquisition is well-timed and will combine with additional steps that are reshaping Georgia-Pacific, a process we began with the separation of our timber assets in late 1997 and carried forward last year with the acquisitions of Wisconsin Tissue and Unisource.

[_] Advancing this operating strategy moves us even further in the direction of the higher, value-added segments of our industry. This acquisition - which is immediately accretive to Georgia-Pacific Group on a cash flow basis, and accretive to our earnings beginning in the second full year - means higher margins, improved earnings predictability and the increased cash flow needed to continue to pursue our long-standing financial strategy of returning excess cash to shareholders.

[_] By divesting selected non-strategic businesses, the transformed Georgia-Pacific will be able to focus on those paper and building products businesses that are valued-added and fit our strategic direction.

[_] The addition of Fort James creates the world's leading tissue manufacturer. Tissue is a segment in which Georgia-Pacific has demonstrated both operational excellence in manufacturing and logistics and outstanding sales and marketing capabilities. Adding Georgia-Pacific's low-cost manufacturing capabilities to Fort James' strong consumer brands and nationwide marketing will result in greater efficiencies, more vigorous competition in the retail market and broader distribution of commercial products.

[_] With four acquisitions in the last five years, Georgia-Pacific has a proven track record of successfully integrating acquired businesses and rapidly achieving synergies.

Talking Points

Acquisition details
-------------------

Georgia-Pacific will acquire all outstanding shares of Fort James in a transaction valued at approximately $11 billion. Georgia-Pacific will pay $29.60 in cash plus .2644 shares of Georgia-Pacific Group stock for every outstanding share of Fort James stock. Fort James' board of directors has approved the transaction and will recommend that its shareholders accept the Georgia-Pacific offer.

Combined revenues of the two companies exceeded $24.8 billion last year.

After the merger, Fort James will be integrated with the existing tissue business of Georgia-Pacific. The combination will greatly increase Georgia-Pacific's tissue business, making it a leading producer and marketer of consumer and away-from-home tissue in North America and providing a significant presence in 11 other countries. Familiar North American consumer name brands produced by the two companies include Angel Soft, Sparkle, Coronet, Quilted Northern, Soft 'N Gentle, Brawny, Mardi Gras, So-Dri, Vanity Fair and Dixie.

In connection with the acquisition of Fort James, Georgia-Pacific is preparing to divest approximately 250,000 tons of tissue manufacturing capacity for away-from-home products as well as other selected commodity and non-strategic businesses that have been identified.

The acquisition is expected to close in the fourth quarter of this year.

Acquisition rationale
---------------------

Georgia-Pacific identified several key strategic rationales for its Fort James acquisition, including significant business portfolio improvements and direct synergies as a catalyst for improved future performance. Among them:

[_]  Improvement of Georgia-Pacific's business mix. By moving closer to the
     ---------------------------------------------
     customer and increasing the proportion of value-added product manufacturing and distribution in its overall portfolio of businesses, the acquisition will advance Georgia-Pacific's strategic direction. It also strengthens the company's consumer focus through the addition of respected brand names well known across North American and European markets.

[_]  Increase in earnings predictability. The combined company's cash flows will
     -----------------------------------
     provide a more stable earnings platform and enable it to continue to pursue its ongoing financial strategy to return excess capital to shareholders.

[_]  Building on Georgia-Pacific's proven track record and operational success
     --------------------------------------------------------------------------
     in the tissue segment over the past decade. Georgia-Pacific's consumer
     ------------------------------------------
     tissue products business has grown by an average of 8 percent every year since 1993 through operational excellence in manufacturing and logistics and outstanding sales and marketing execution. Its commercial tissue business grew significantly last year with a joint venture that consolidated Georgia-Pacific's business with Chesapeake's Wisconsin Tissue assets. That integration has proceeded smoothly and is ahead of schedule.

[_]  Leveraging Georgia-Pacific's world-class operational capability to
     ------------------------------------------------------------------
     unlock in excess of $500 million in annual pre-tax synergies. Enhanced
     ------------------------------------------------------------
     product and market coverage coupled with reduced expenses and increased efficiencies and productivity are expected from the acquisition.

                                                 [LETTERHEAD OF GEORGIA-PACIFIC]


News from Georgia-Pacific
--------------------------------------------------------------------------------
                                                   Release No. C-1590
                                                   July 17, 2000


             GEORGIA-PACIFIC TO ACQUIRE FORT JAMES, BECOME WORLD'S
             -----------------------------------------------------
               LARGEST TISSUE MAKER; OTHER KEY PORTFOLIO ACTIONS
               -------------------------------------------------
                         TO TRANSFORM GEORGIA-PACIFIC
                         ----------------------------

      ATLANTA - Georgia-Pacific Corp. and Fort James Corp. (NYSE: FJ) announced today that the boards of directors of both companies have signed a definitive merger agreement for Georgia-Pacific to acquire all outstanding shares of Fort James in a transaction valued at approximately $11 billion.

      Georgia-Pacific said the announcement continues a series of major strategic actions aimed at strengthening its position as a high value-added paper and building products company. Georgia-Pacific Group (NYSE: GP) will be the world's leading manufacturer of tissue products when the transaction is completed.

      Under terms of its agreement with Fort James, Georgia-Pacific will acquire all outstanding shares of Fort James for $29.60 per share in cash and 0.2644 shares of Georgia-Pacific Group stock. Based on the Georgia-Pacific Group closing price of $28.625 on July 14, 2000, the per share consideration totals $37.17 per Fort James share. The transaction includes the assumption of approximately $3.5 billion of Fort James net debt.

      In connection with the acquisition of Fort James, Georgia-Pacific is preparing to divest approximately 250,000 tons of tissue manufacturing capacity for away-from-home products as well as other selected commodity and non-strategic businesses that have been identified. "The transformed Georgia-Pacific will be able to focus on those paper and building products businesses that are valued-added and fit our strategic direction," said A.D. "Pete" Correll, chairman and chief executive officer of Georgia-Pacific.

      "Today's actions and future divestitures are indicative of the major transformation under way at our company," Correll said. "Our strategy is to transform Georgia-Pacific by transforming our portfolio of assets. We will create value by sharpening our focus on higher-margin businesses that are closer to the customer. Georgia-Pacific's transformation will improve earnings predictability, strengthen our market position, and drive the increased cash flow needed to take our long-standing financial strategy to the next level."

                                    -more-

      "This transaction represents a fine opportunity for our shareholders and should provide a great platform for Fort James' talented employees," said Miles
L. Marsh, chairman and chief executive officer of Fort James. "With the enhancement provided by our brands, products and market positions, Georgia-Pacific becomes an even stronger, more exciting company."

      The maximum value that can be received by Fort James shareholders is $40 per share (comprised of $29.60 in cash and $10.40 in Georgia-Pacific Group stock). Therefore, the 0.2644 shares of Georgia-Pacific Group included in the offer is subject to downward adjustment in the event its average share price is greater than $39.33. Georgia-Pacific expects the acquisition to be immediately accretive to Georgia-Pacific Group on a cash earnings basis (reported earnings excluding goodwill) and accretive on a reported earnings basis (after goodwill) beginning in the second full year after the transaction.

After the merger, Fort James will be integrated with the existing tissue business of Georgia-Pacific. The combination will greatly increase Georgia-Pacific's tissue business, making it a leading producer and marketer of consumer and away-from-home tissue in North America and providing a significant presence in 11 other countries. Familiar North American consumer name brands produced by the two companies include Angel Soft, Sparkle, Coronet, Quilted Northern, Soft 'N Gentle, Brawny, Mardi Gras, So-Dri, Vanity Fair and Dixie.

      "Clearly, this transaction will bring stronger competition to the retail and away-from-home tissue markets," Correll said. "Adding Georgia-Pacific's low-cost manufacturing capabilities to Fort James' strong consumer brands and nationwide marketing will result in greater efficiencies, more vigorous competition in the retail market and broader distribution of commercial products."

      Combined revenues of the two companies exceeded $24.8 billion last year.

      "This acquisition moves us rapidly toward higher value-added segments of our industry," Correll said. "Consistent with all of our prior actions, this transaction is aimed at providing the increased cash flow needed to continue to pursue our ongoing financial strategy of returning excess cash to our shareholders."

      Georgia-Pacific identified several key strategic rationales for its Fort James acquisition, including significant business portfolio improvements and direct synergies as a catalyst for improved future performance. Among them:

      [_]  Improvement of Georgia-Pacific's business mix. By moving closer to
           ---------------------------------------------
           the customer and increasing the proportion of value-added product manufacturing and distribution in its overall portfolio of businesses, the acquisition will advance Georgia-Pacific's strategic direction. It also strengthens the company's consumer focus through the addition of respected brand names well known across North American and European markets.

      [_]  Increase in earnings predictability. The combined company's cash
           -----------------------------------
           flows will provide a more stable earnings platform and enable it to continue to pursue its ongoing financial strategy to return excess capital to shareholders.

      [_]  Building on Georgia-Pacific's proven track record and operational
           -----------------------------------------------------------------
           success in the tissue segment over the past decade. Georgia-Pacific's
           --------------------------------------------------
           consumer tissue products business has grown by an average of 8 percent every year since 1993 through operational excellence in manufacturing and logistics and outstanding sales and marketing execution. Its commercial tissue business grew significantly last year with a joint venture that consolidated Georgia-Pacific's business with Chesapeake's Wisconsin Tissue assets. That integration has proceeded smoothly and is ahead of schedule.

      [_]  Leveraging Georgia-Pacific's world-class operational capability to
           ------------------------------------------------------------------
           unlock in excess of $500 million in annual pre-tax synergies.
           ------------------------------------------------------------
           Enhanced product and market coverage coupled with reduced expenses and increased efficiencies and productivity are expected from the acquisition.

      "The acquisition of Fort James will combine with additional steps that are reshaping Georgia-Pacific, a process we began in late 1997 with the separation of our timber assets and carried forward last year with the acquisitions of Wisconsin Tissue and Unisource," Correll said. "Across four acquisitions in the last five years, Georgia-Pacific has an outstanding track record of successfully integrating acquired businesses and achieving synergies rapidly. We are looking forward to bringing these capabilities to this transformation for the benefit of our shareholders."


      Under the terms of the agreement, Georgia-Pacific will begin an exchange offer for the Fort James shares upon the effectiveness of a registration statement to be filed with the Securities and Exchange Commission. The company expects to close the transaction, subject to regulatory approvals, in the fourth quarter of this year. Required financing will be provided by a syndicate of lending institutions led by Banc of America Securities, Merrill Lynch and Morgan Stanley.

      Georgia-Pacific's present 12-member board of directors will be supplemented with three new directors to be designated from Fort James' existing board of directors. Georgia-Pacific said it does not anticipate any regulatory obstacles that would prevent completion of the transaction. Fort James' board of directors has approved the transaction and will recommend that its shareholders accept the Georgia-Pacific offer.

      Merrill Lynch & Co. and Banc of America Securities are acting as financial advisors to Georgia-Pacific. Shearman & Sterling is providing outside legal counsel. Morgan Stanley is acting as financial advisor to Fort James, and Wachtell, Lipton, Rosen & Katz is its outside counsel.

                                    -more-

--------------------------------------------------------------------------------
      NOTE:  Georgia-Pacific will conduct a telephone conference call at 11 a.m.
      ----
a.m. Eastern today (Monday, July 17) for financial analysts to review this morning's announcement of the Georgia-Pacific-Fort James merger agreement. The conference call will feature A.D. "Pete" Correll, chairman and chief executive officer of Georgia-Pacific; and include Danny Huff, executive vice president - finance and chief financial officer for Georgia-Pacific; and Lee Thomas, executive vice president - paper and chemicals for Georgia-Pacific.

      To participate in this call, dial (888) 467-8159 (domestic United States) or (630) 395-0437 (international). Password to participate is "gapac." Replay of the conference call will be available beginning at 2:30 p.m. by dialing (888) 568-0691 (domestic United States) or (402) 998-1464 (international). Replay will also be available on the company website by following the links at www.gp.com.
                                                                   -----------
--------------------------------------------------------------------------------

      Headquartered at Atlanta, Georgia-Pacific is one of the world's leading manufacturers and distributors of paper and building products. Its familiar consumer brands include Angel Soft, Sparkle, Coronet and MD tissue products and Pacific Garden antibacterial hand soap. The company also sells tissue products for the away-from-home market. Georgia-Pacific's building products distribution segment has long been among the nation's leading wholesale suppliers of building products to professional builders and contractors, hardware stores and large do-it-yourself warehouse retailers. In addition, Georgia-Pacific is the nation's largest producer of structural wood panels and second largest producer of lumber and gypsum wallboard. The company employs approximately 55,000 people at more than 500 locations in North America.

      Fort James is a leading international consumer products company, serving consumers both at home and away-from-home with bathroom and facial tissue, paper towels, napkins, cups, plates, cutlery and food wrap products. The company's popular brands include Quilted Northern, Soft 'N Gentle, Brawny, Mardi Gras, So-Dri, Vanity Fair, and Dixie in North America, and Lotus, Okay, Embo, Colhogar, Tenderly, KittenSoft and Delica in Europe. With 1999 sales of $6.8 billion, the company has approximately 25,000 employees and 50 manufacturing facilities principally located in the U.S., Canada and Europe.

--------------------------------------------------------------------------------
Certain statements contained in this release, including, without limitation, the existence and achievement of synergies of the combined businesses of Georgia-Pacific and Fort James, plans for future transformation and divestitures, increases in earnings predictability and future financial performance are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the effect of general global and domestic economic conditions on the demand for tissue products; realization of cost savings and synergies in integrating the two businesses; the existence of financially capable buyers for businesses to be divested, changes in the production of and demand for tissue and other products manufactured by Georgia-Pacific, and other factors listed in Securities and Exchange Commission filings of Georgia-Pacific and Fort James.
--------------------------------------------------------------------------------

Media
Contacts:          Ken Haldin / Georgia-Pacific
                   (404) 652-6098

                   Greg Guest / Georgia-Pacific
                   (404) 652-4739

                   Mark Lindley / Fort James
                   (847) 317-5280

Analyst
Contacts:          Richard Good / Georgia-Pacific
                   (404) 652-4720

                   Celeste Gunter / Fort James
                   (847) 317-5355

"SECOND QUARTER UPDATE" BROADCAST - Draft 6 - 07/17/00 10 am
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1) Program Begins - Video Clip
--------------------------------------------------------------------------------


(Program opens with five-minute CNBC video clip of announcement)
----------------------------------------------------------------
(Audience applause)
-------------------
--------------------------------------------------------------------------------
2) Pete Begins
--------------------------------------------------------------------------------

(Pete standing on steps; facing toward stage camera; audience clapping behind
-----------------------------------------------------------------------------
him)
----

 .    Welcome to the second quarter broadcast. Thank you for tuning in.

 .    I know you were expecting to see this broadcast on Wednesday and I appreciate that you changed your schedule to be here today. When we realized we were going to be able to make a big announcement today, lots of folks went to work so we could release our earnings a couple of days early. I didn't want to wait until Wednesday to talk face-to-face with you, so I decided we'd go ahead and have this broadcast today.

 .    So, as you know, this is a very big day for Georgia-Pacific.

 .    This morning, G-P and Fort James announced a merger agreement in which G-P will acquire Fort James. The transaction will involve acquiring all outstanding shares of Fort James through cash and G-P stock for a total of about $11 billion.

 .    This is simply an outstanding opportunity for Georgia-Pacific, and we are very excited about it.

 .    I want to spend some time telling you about Fort James, why we think it is such a tremendous addition to G-P and why now was the right time for this acquisition.

 .    Today, of course, we also announced our quarterly earnings and I want to spend some time talking about the quarter and about the rest of the year. After all, it's important that I stay focused on transforming G-P into the best possible company, but it's just as important that all of you stay focused on running each business as well as we possibly can. In fact, we'll end the program today by looking at the great things you've accomplished in this quarter.

 .    First, however, I want to step back for a minute to talk about our corporate strategy. I want to talk about the transformation which has been under way for some time and which took a major step forward today.

--------------------------------------------------------------------------------
3) Pete - Strategic overview
--------------------------------------------------------------------------------

 .    Let's go to the first slide.

(ON SCREEN: Slide 1)
--------------------

 .    As you know, Georgia-Pacific once focused on competing as a leader in operational excellence - focusing on the commodity area of the value chain. We also owned and operated businesses along the entire value chain, from timber and raw materials to finished products and distribution.

 .    Now, over the last several years we have focused on transforming G-P. We have leveraged our operational excellence and moved closer to the customer by providing increasingly differentiated, customer-focused products and services. Along the way, we have moved away from the less-value-adding segments of the forest products business and no longer focus on the entire value chain.

 .    The first big step in that transformation came in 1997 when we separated our timber assets into the Timber Company. While we believe The Timber Group's value has not been fully reflected in the stock price, we do believe the separation has been successful in many other measures.

     . G-P Group has new sources of timber and is doing a better job at procuring wood at the lowest possible cost;

     .    We've uncovered the true operating performance of manufacturing;

     . And TGP has been able to opportunistically time the sale of timberlands for the highest possible value.

 .    So that part of the transformation strategy has worked.

 .    We went further along the transformation strategy last year with the acquisition of Unisource and Wisconsin Tissue. In both cases, we shifted our portfolio of businesses in the direction of the value-added segment of the industry.

 .    Both of those acquisitions also have proven very successful. We not only integrated the operations, teams and products into G-P, but we did so quickly and have achieved the synergies we expected and more.

 .    Even more importantly, they have shown the advantages of our transformation work by playing key roles in recent strategic moves. For example, just two weeks ago, G-P and Xerox announced a deal in which we will sell Xerox-branded papers, perhaps some of the best known papers in the industry. We simply could not have done that deal without Unisource.

 .    So we have moved Georgia-Pacific along this transformation strategy and today we made a major leap on that path.

 .    Let's talk for a bit about Fort James and that big leap.

--------------------------------------------------------------------------------
4) Pete - Fort James Overview
--------------------------------------------------------------------------------

(ON SCREEN: Slide 2)
-------------------

 .    Fort James is a leading tissue manufacturer. It is number one in the U.S.
     And they are number three in Europe.

 .    Fort James has annual sales of about $7 billion and generates cash flow of about $1.4 billion. More than half of those revenues come from their North American tissue business, another quarter from the European tissue business and the rest in their Dixie and papers and fiber businesses.

 .    Fort James adds premium tissue and towel brands to complement our Angel
     Soft and Sparkle brands. Many of our customers know us ONLY through our brand names, and you should know Fort James through theirs: Brawny, Quilted Northern, Dixie, as in Dixie cups, and lots more.

 .    Tissue is a business in which Georgia-Pacific has demonstrated both operational excellence in manufacturing and logistics and outstanding sales and marketing capabilities. Adding G-P's low-cost manufacturing capabilities to Fort James' strong consumer brands and nationwide marketing will result in a real home run. We'll develop greater efficiencies, more vigorous competition in the retail market and broader distribution of commercial products.

 .    Adding Fort James also gives us additional technical and R&D capabilities in the tissue business. That will prove extremely helpful as we work to grow the business and develop new, improved products.

 .    And, finally, Fort James has a significant international business and that opens up overseas growth opportunities. Of course, I've always said that we saw few, if any, international business strategies that looked very appealing to us. However, with Fort James, we get an existing company that has operations and market around the world. From that base, we'll be able to optimize those businesses to make sure they deliver real value to our company.

--------------------------------------------------------------------------------
5) Pete - Fort James Acquisition Rationale
--------------------------------------------------------------------------------

(ON SCREEN: Slide 3)
--------------------
 .    So, why did we decide to acquire Fort James.

 .    The primary genesis of the decision was, of course, to further pursue the transformation of Georgia-Pacific to move to higher value-added segments of our industry.

 .    More specifically, as we looked at that strategic analysis, along with recent stock price performance of Fort James AND our recent success with the Wisconsin Tissue integration, we knew this was an excellent time to initiate the transaction.

 .    Subsequent discussions with them resulted in an attractive price at a good time.

 .    This acquisition will be accretive in the first year on a cash basis and in year two for our earnings.

 .    We expect to derive significant synergies from the combination and ultimately save about $500 million a year by 2002.

 .    And, most importantly, we have the best management team and employees in the tissue business now running the world's largest tissue company.

--------------------------------------------------------------------------------
6) Pete - Divestitures
--------------------------------------------------------------------------------

 .    Now, as I'm sure many of you noticed in our official announcement this morning, our transformation strategy also involves two challenges.

 .    First, we know there are overlapping products and overlapping markets between our tissue businesses. Thus, we have already decided that we must divest about 250,000 tons of away-from-home tissue capacity. That also should go a long way to alleviating any concerns about our tissue business now being too large.

 .    I know that causes tremendous concern among employees. I hope you understand that we simply do not have any final decisions made about those divestitures and can't say anything more about them until we do. I know Mike Burandt and Lee Thomas will do their best to let any affected employees know as soon as possible and will continue to be concerned about how this impacts employees.

 .    Our transformation strategy also will include divesting other assets that are not core to our strategy of moving into higher value-added products. Again, we have not made any final decisions and we promise to let you know more as soon as we do.

--------------------------------------------------------------------------------
7) Pete - Management Changes
--------------------------------------------------------------------------------

 .    I'd also like to mention a few key management changes:

 .    Effective immediately, Lee Thomas will focus 100 percent of his time on the merger. Mike Burandt and Bob Millikan will continue to report to Lee.

 .    Also effective immediately, Clint Kennedy will assume responsibility for the communication papers business and will begin an orderly transition to oversee Unisource management which should be complete by the time we close Fort James. Clint will maintain his responsibility for the pulp business.

 .    Steve Macadam will be promoted to executive vice president at the next
     Board meeting. In addition to his current responsibilities for containerboard and packaging, Steve will add responsibility for corporate purchasing.

 .    Jim Kelley also will be promoted to executive vice president at the next
     Board meeting. In addition, he will assume management responsibility for the Chemical Division.

 .    And, finally, Chuck Williams, who currently reports to me, now will report to Danny Huff.

--------------------------------------------------------------------------------
8) Pete - Second Quarter Overview
--------------------------------------------------------------------------------

 .    Let's turn now to our second quarter financial performance. As most of you know it was a good quarter, although frankly not as good as we once thought it would be. Many of our businesses scaled back production to keep inventories in line with demand. Prices for pulp and paper continued to contribute to positive results from those businesses. Building products results were good, but can't compare to last year that was simply blistering and unsustainable.

 .    I know our operating performance comes from hard work in every corner of this company. From all teams and from all employees doing their part. Thank you very much for that effort.

 .    As I said before, it is important for me to stay focused on the transactions that can help us transform our company and move us along our strategic focus. It's just as important, however, that all of you stay focused on running our businesses and delivering these results.

--------------------------------------------------------------------------------
9) Pete - Second Quarter: Georgia-Pacific Group
--------------------------------------------------------------------------------

 .    Let's go to the numbers and the first slide:

SECOND QUARTER (graphics on screen)

 .    Second quarter net income for G-P Group was $206 million or $1.20 per share compared to 1999 second quarter net income of $212 million or $1.20 per share.

 .    As we anticipated, improved conditions in our pulp and paper businesses during the quarter offset weaker demand and prices for most of our building products.

 .    Sales for the quarter were $5.5 billion compared to $3.8 billion in the same quarter a year ago. Of course, this quarter reflects the addition of Unisource as well as the integration of the former Wisconsin Tissue into Georgia-Pacific Tissue.

 .    We're not going to go through all of the segment results today, but just
           ---
     let me say that operating profits increased more than four-fold in the pulp and paper segment and by 86 percent in the containerboard and packaging segment when compared with last year's second quarter. Even though second quarter volumes in many of our paper businesses were flat or slightly lower than first quarter, our careful management of inventories through mill downtime and slowbacks helped us achieve an excellent quarter.

 .    On the building products side, compared with 1999's record-breaking second quarter, results were impacted by slower housing activity and substantial downtime because of oversupplied markets.

 .    Prices for plywood and oriented strand board were down 15 percent and 12 percent, respectively, and our lumber business posted a loss for the quarter as its prices and volumes declined from a year ago. Gypsum prices were essentially the same as a year ago, but shipments of gypsum wallboard were well off the blistering pace set during second quarter 1999.

 .    The building products distribution segment remained profitable during the quarter, despite notably weaker market conditions.

--------------------------------------------------------------------------------
10) Pete - Second Quarter: The Timber Company
--------------------------------------------------------------------------------

 .    Next, let's quickly review The Timber Company's results.

SECOND QUARTER (graphics on screen)

 .    The Timber Company's 2000 second quarter net income was $34 million or 42 cents per share. That compares with 1999 second quarter net income of $99 million or $1.16 per share. That quarter, however, included a $50 million after-tax sale of company timberlands in Maine and New Brunswick.

 .    Sales for the quarter were $102 million compared to $138 million a year ago.

 .    During the second quarter, The Timber Company returned $77 million to shareholders through share repurchases ($57 million) and dividends ($20 million).

 .    Overall, The Timber Company continues to benefit from its strategic emphasis on the timber business exclusively and has been able to consistently perform well in a variety of market conditions.

--------------------------------------------------------------------------------
11) Pete - Moving Forward: 2000 Outlook
--------------------------------------------------------------------------------

 .    Again I want to thank each and every one of you who had a part in our achievements in the first half of this year.

 .    We had a good quarter. We're making progress on a number of fronts, and we continue to outperform others. Now our focus shifts to the rest of the year.

 .    We continue to believe that 2000 will be a good year for Georgia-Pacific.
     The outlook for our pulp and paper businesses remains very good, with demand continuing to improve and minimal new capacity present or planned in the marketplace.

 .    We also expect building products prices to stay under pressure as interest rates remain above year-ago levels and housing starts continue to moderate.

 .    As we move forward in 2000, strategically managing our inventories to meet demand through the use of downtime and mill slowbacks, and keeping our operating costs as low as possible, will continue to be a way of life within Georgia-Pacific. We remain optimistic that we will turn in a solid financial performance during the remainder of the year.

 .    All of this means that it is even more important that we don't let down in our own performance. We must continue to focus on the things that we have proven we do well. Keep our eye on safety, continue to drive costs down, sell the right products to the right customers, service their needs and manufacture products as efficiently as possible at a rate to match demand.

 .    We believe those things are key to winning in any market condition.

--------------------------------------------------------------------------------
12) Pete - Question & Answer Segment - OPTIONAL
--------------------------------------------------------------------------------

 .    In the few minutes we have left, I want to open the phone lines for questions. The number to call is (800) 947-8549.
                                      --------------

 .    Remember, I'll try to answer your questions but there is limited information that I can provide now.

--------------------------------------------------------------------------------
13) Pete - Wrap Up on Last Question and Introduce Milestones
--------------------------------------------------------------------------------

 .    OK, well if that's all the questions we have, let's just sign off.

 .    This time, I want to end the broadcast by showing all of the great milestones you accomplished this quarter. I'm not going to read over them, but let you take time to read these and recognize each others' achievements.

 .    Let me just thank everyone for another very good quarter in safety and for all of these other great accomplishments.

 .    Rejoice in this great day for Georgia-Pacific and thank you again for coming and for all you do for Georgia-Pacific.

 .    Let's start the milestones.

[SHOW CLOSES WITH MILESTONES; NEW TAGLINE ON SCREEN]

1  Company Overview
2  FORT JAMES
3  2000E Statistics*
4  2000E Revenue Breakdown


[GRAPH APPEARS HERE]


($ in Billions)

Sales          $ 7.1
EBITDA         $ 1.4
% Margin        20.0%
EBIT           $ 0.9
% Margin        13.2%

Strengths

 .  Leading brand names

 .  Strong market position

 .  Low cost producer

 .  Innovative products

Overview of Fort James Acquisition

 . Results of strategic analysis, recent stock price performance of Fort James and success with the Wisconsin Tissue integration led to our initiation of this transaction

 .  Subsequent discussions resulted in an attractive price at a reasonable time

 .  EPS accretive across the cycle

 .  Synergies reach full run rate of over $500 million per annum in 2002

 .  Best management running the new business

Move forward in the value chain

FROM... competing as a leader in operational excellence focusing on the commodity area of the value chain

Raw        Intermediate               Value Add /
Timber     Distribution Materials     Products        Converting

                                    Domtar

TO... leveraging operational excellence and moving closer to the customer by providing increasingly differentiated, customer-focused products and services

Raw                     Intermediate                      Value Add /
Timber                  Distribution Materials            Products        Converting
Timber Letter Stock     Potential Future Divestitures                     Unisource
                                                        Wisconsin Tissue
                                                       Fort James

Migration Path

 . No Presence     . Some Presence     . Major Focus